WEXFORD TRUST
5000 Stonewood Drive, Suite 300
Wexford, Pennsylvania  15090

September 23, 2013

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wexford Trust (the “Trust”) File Nos.: 033-20158 and 811-05469

Dear Ms. Hatch:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, from Ms. Laura Hatch of the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on September 13, 2013, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended December 31, 2012 (“Annual Report”), filed on Form N-CSR on March 8, 2013, for the Trust’s sole series – the Muhlenkamp Fund (the “Fund”).

In connection with this response to the Staff’s comment, the Trust on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comment has been reproduced in bold typeface immediately followed by the Trust’s response.

Annual Report

1.
Staff Comment: With respect to the Schedule of Investments, confirm that the Fund’s disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Trust has reviewed the disclosure regarding the Fund’s exposure to derivatives. The Fund’s investment in call options is consistent with the Fund’s disclosure contained in its most recent Prospectus and SAI, each dated February 28, 2013.  Given that the Fund invests in call options only as a non-principal strategy, it has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.  To the extent that the Fund determines that its investments in call options or other derivatives will become a principal investment strategy, then the Fund’s prospectus will be updated accordingly.

2.	Staff Comment: With respect to the Financial Highlights table, please ensure that Item 2(g) of Rule 6-07 of Regulation S-X is reflected.

Response:  The Trust responds by noting that it will incorporate this comment on a going forward basis and adjust the disclosure accordingly.

3.	Staff Comment: Please ensure that the Fund discloses its exposure to derivative instruments in accordance with FASB ASC 815-10-50.

Response:  The Trust responds by noting that Note 2(h) and Note 6 to the Annual Report provide the required disclosure.  Going forward, the Fund will present this disclosure in tabular format, as appropriate, rather than in narrative format.

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC, at (414) 765-5366.

Sincerely,

Wexford Trust

/s/ Anthony Muhlenkamp
Anthony Muhlenkamp
Vice President